

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2013

Harold Fisher, Esq.
Chairman
Boston Investment and Development Corp.
675 VFW Parkway, Suite 189
Chestnut Hill, MA 02467

   Re: Boston Investment and Development Corp.
   Registration Statement on Form S-1
   Filed June 10, 2013
   File No. 333-189200

Dear Mr. Fisher:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note you are registering the resale of all of your outstanding securities, which were recently issued. Please consider the facts and circumstances surrounding those issuances and explain your basis for relying on Rule 415(a)(1)(i) of Regulation C and concluding that this transaction is not being conducted by or on behalf of the issuer. Refer to Compliance and Disclosure Interpretations, Securities Act Rules, Question 612.09.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, including, but not limited to, market research data detailing growth trends of the Massachusetts housing market. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

4.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

5.   Please revise to highlight your cross reference to the risk factors section. Please refer to Item 501(b)(5) of Regulation S-K.

Prospectus Summary

Boston Investment and Development Corporation, page 1

6.   Please revise to briefly explain how you characterize "multi-family home developments." For instance, do you plan to develop condominiums in addition to townhouses? Please also revise to discuss more specifically the regions within the State of Massachusetts that you intend to target.

Risk Factors

Because we lack an operating history…, page 3

7.   Revise to discuss more specifically how your lack of operating history impacts the development of the multi-family properties that you intend to manufacture.

The relative lack of public company experience…, page 4

8.   Revise the risk factor header to make clear, if true, that management does not have any public company experience.

Use of Proceeds, page 12

9.   We note that you will not receive any proceeds from the resale of the common stock. Please clarify why in the third to last paragraph on page 1 you state that if you cannot raise enough funds through this offering your business will be seriously curtained. Also, please clarify why you state in the third paragraph on page 22 that the money raised in this offering will last six month and in the fifth paragraph on the same page you state that the amount of funds from this offering that will allow you to implement your business plan is approximately $800,000.

Selling Shareholders, page 13

10.   We note your assertion that no selling shareholder is "to your knowledge" affiliated with a broker dealer. Please revise to clarify if the selling shareholders have made any representations to you regarding broker dealer affiliations.

Description of Business

Multi-family Construction Industry, page 18

11.   Please expand, in this section, to explain in more detail how trends identified with respect to the Massachusetts housing market generally translates to multi-family demand.

12.   We note your plans for the land tract you currently own. Please revise here to more fully describe the investment guidelines or criteria, if any, utilized by management to identify and assess any other real property assets you intend to acquire as well as your future development plans. Please also briefly describe the additional risk that the company many face resulting from your strategy, if any.

Description of Property, page 19

13.   You disclose that you acquired the "land and all buildings thereon known as 171 Hart St., Taunton MA 02780." Please revise to provide additional details regarding the property and confirm if there are any buildings on your property.

Financing Strategy, page 20

14.   Please revise to explain how you estimated the construction costs identified in this section.

15.   Please also clarify whether the $3,000,000 per phase of construction is total revenue or gross margin. Please expand your disclosure to show how the amount was calculated.

Management's Discussion and Analysis or Plan of Operation, page 23

Plan of Operation, page 23

16.   Please revise here and in the business section to provide the information requested by Items 101(a)(2) and 303 of Regulation S-K by disclosing your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, and the categories of expenditures for the tract development. Please discuss the likely alternatives for satisfying your capital needs, in light of your discussion in the risk factors section of the relative unavailability of third-party financing for multi-family dwelling purchases.

Background of Directors, Executive Officers, page 24

17.   Please describe in more detail Mr. Trabelsi's business experience in the last five years, focusing in particular on the nature of Mr. Trabelsi's real estate-related services through his building company. Please also briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Trabelsi should serve as a director. Please also clarify whether Mr. Ilooz or Mr. Trabelsi serves as your secretary. We note conflicting disclosure on pages 21 and 22 regarding the same. Please include parallel disclosure for your remaining officers and directors.

Corporate Governance, page 26

18.   Please reconcile your disclosure in this section regarding the number of directors and officers you currently possess with your disclosure in the preceding section.

Certain Relationships and Related Transactions, page 28

19.   Please revise to identify your promoter(s) and discuss the related transactions with such person(s), if any. Please refer to Item 404(c) of Regulation S-K.

Financial Statements, page F-1

General

20.   We note that that all your operations are primarily in the State of Massachusetts. Given that your registered independent public accounting firm is located in Israel, please tell us how they gain access to your books and records and tell us what controls are in place to ensure that all relevant information necessary to complete the audit is provided to them. Additionally, please tell us whether you plan to have foreign operation in Israel.

Statement of Stockholders' Equity, page F-5

21.   Please tell us why you have presented common stock issued for the acquisition of the Taunton, MA property as outstanding as of March 31, 2013 given that this transaction did not close until May 29, 2013. Please cite relevant accounting literature relied upon.

Notes to Financial Statements, page F-7

Note 10 – Subsequent Event, page F-11

22.   Given the acquisition of the Taunton, MA property on May 29, 2013, please tell us why you did not provide financial statements in compliance with Rule 3-14 of Regulation S-X for this property or pro forma financial statements showing the effects this transaction will have on the registrant.

Part II. Information Not Required In Prospectus

Item 15. Recent Sales of Unregistered Securities, page i

23.   Please provide the disclosure requested by Item 701(c) of Regulation S-K. Regarding the sales to the 44 individuals, please clarify if all the purchasers were sophisticated.

Item 16. Exhibits and Financial Statement Schedules, page ii

24.   Please provide a draft copy of your legal opinion if you are not in a position to file such opinion with your amendment. Note that the draft opinion should be filed as EDGAR correspondence.

Exhibit 10.1

25.   Please file this agreement as an executed agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter Mcphun, Staff Accountant, at (202) 551-3581 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: C. Parkinson Lloyd, Esq.
        Durham Jones & Pinegar, P.C.